# D

# The Commonwealth of Massachusetts

## William Francis Galvin
### Secretary of the Commonwealth
One Ashburton Place, Boston, Massachusetts 02108-1512

FORM MUST BE TYPED          **Articles of Organization**          FORM MUST BE TYPED
(General Laws Chapter 156D, Section 2.02; 950 CMR 113.16)

## ARTICLE I
The exact name of the corporation is:

Qtoria, Inc.

## ARTICLE II
Unless the articles of organization otherwise provide, all corporations formed pursuant to G.L. Chapter 156D have the purpose of engaging in any lawful business.  Please specify if you want a more limited purpose:

## ARTICLE III
State the total number of shares and par value, * if any, of each class of stock that the corporation is authorized to issue. All corporations must authorize stock. If only one class or series is authorized, it is not necessary to specify any particular designation.

| WITHOUT PAR VALUE | | WITH PAR VALUE | | |
| --- | --- | --- | --- | --- |
| TYPE | NUMBER OF SHARES | TYPE | NUMBER OF SHARES | PAR VALUE |
| Common | 275,000 | | | |
| | | | | |
| | | | | |

*G.L. Chapter 156D eliminates the concept of par value, however a corporation may specify par value in Article III. See G.L. Chapter 156D, Section 6.21, and the comments relative thereto.

P.C.

## ARTICLE IV

Prior to the issuance of shares of any class or series, the articles of organization must set forth the preferences, limitations and relative rights of that class or series. The articles may also limit the type or specify the minimum amount of consideration for which shares of any class or series may be issued. Please set forth the preferences, limitations and relative rights of each class or series and, if desired, the required type and minimum amount of consideration to be received.

## ARTICLE V

The restrictions, if any, imposed by the articles of organization upon the transfer of shares of any class or series of stock are:

**See attached Continuation Sheet**

## ARTICLE VI

Other lawful provisions, and if there are no such provisions, this article may be left blank.

**See attached Continuation Sheet**

*Note: The preceding six (6) articles are considered to be permanent and may be changed only by filing appropriate articles of amendment.*

## ARTICLE VII

The effective date of organization of the corporation is the date and time the articles were received for filing if the articles are not rejected within the time prescribed by law. If a later effective date is desired, specify such date, which may not be later than the 90th day after the articles are received for filing:

## ARTICLE VIII

The information contained in this article is not a permanent part of the articles of organization.

a. The street address of the initial registered office of the corporation in the commonwealth:
171 Massachussets Avenue, Arlington, MA 02474

b. The name of its initial registered agent at its registered office:
Jaime van Schyndel

c. The names and street addresses of the individuals who will serve as the initial directors, president, treasurer and secretary of the corporation (an address need not be specified if the business address of the officer or director is the same as the principal office location): 171 Massachussets Avenue, Arlington, MA 02474

President: Jaime van Schyndel

Treasurer: Lucy Valena

Secretary: Lucy Valena

Director(s):
Jaime van Schyndel
Lucy Valena

d. The fiscal year end of the corporation:
12/31

e. A brief description of the type of business in which the corporation intends to engage:
Technology

f. The street address of the principal office of the corporation:
171 Massachussets Avenue, Arlington, MA 02474

g. The street address where the records of the corporation required to be kept in the commonwealth are located is:

171 Massachussets Avenue, Arlington, MA 02474, which is
*(number, street, city or town, state, zip code)*

☑ its principal office;
☐ an office of its transfer agent;
☐ an office of its secretary/assistant secretary;
☐ its registered office.

Signed this 7th day of March, 2018 by the incorporator(s):

Signature: [signature]

Name: Daniel A. DiPietro

Address: 171 Mass. Ave., Arlington MA 02474

# CONTINUATION SHEET
# QTORIA, INC.

### ARTICLE V
Transfer Restrictions

1.      Right of First Refusal. Before any shares held by any stockholder or any transferee of the stockholder (either being sometimes referred to herein as the "Holder") may be sold or otherwise transferred (including transfer by gift or operation of law), the Holder must provide the Company or its assignee(s) with a right of first refusal to purchase the Shares on the terms and conditions set forth in this Section 1 (the "Right of First Refusal") and the Company shall have the right to approve such transfer, in its sole and absolute discretion. If the Holder would like to transfer any Shares the Company may either (1) exercise its Right of First Refusal and purchase the Shares as forth in this Section 1, (2) reject to exercise its Right of First Refusal and permit the transfer of the Shares to the Proposed Transferee (as defined below), or reject to exercise its Right of First Refusal and reject any transfer of the Shares.

    a.      Notice of Proposed Transfer. The Holder of the Shares shall deliver to the Company a written notice (the "Notice") stating: (A) the Holder's intention to sell or otherwise transfer such Shares; (B) the name of each proposed purchaser or other transferee ("Proposed Transferee"); (C) the number of Shares to be transferred to each Proposed Transferee; (D) the terms and conditions of each proposed sale or transfer, including (without limitation) the purchase price for such Shares (the "Transfer Purchase Price"); and (E) the Holder's offer shall offer to the Company or its assignee(s) to purchase the Shares at the Transfer Purchase Price and upon the same terms (or terms as similar as reasonably possible).

    b.      Exercise of Right of First Refusal. At any time within 30 days after receipt of the Notice, the Company and/or its assignee(s) may, by giving written notice to the Holder, elect to reject the proposed transfer, in full or in part, or elect to purchase any or all of the Shares proposed to be transferred to any one or more of the Proposed Transferees, at the Transfer Purchase Price, provided that if the Transfer Purchase Price consists of no legal consideration (as, for example, in the case of a transfer by gift), the purchase price will be the fair market value of the Shares as determined by the Company in its sole discretion. If the Transfer Purchase Price includes consideration other than cash, the cash equivalent value of the non-cash consideration shall be determined by the Company in good faith.

    c.      Payment. Payment of the Transfer Purchase Price shall be made, at the election of the Company or its assignee(s), in cash (by check), by cancellation of all or a portion of any outstanding indebtedness or by any combination thereof within 60 days after receipt of the Notice or in the manner and at the times mutually agreed to by the Company (or its assignee(s)) and the Holder.

    d.      Holder's Right to Transfer. If any of the Shares proposed in the Notice to be transferred to a given Proposed Transferee are both (A) not purchased by the Company and/or its assignee(s) as provided in this section and approved by the Company to be transferred, then the Holder may sell or otherwise transfer any unpurchased Shares to the Proposed Transferee at the Transfer Purchase Price or at a higher price, provided that such sale or other transfer is consummated within 120 days after the date of the Notice and provided further that any such sale or other transfer is effected in accordance with the Company's Bylaws any applicable laws and the Proposed Transferee agrees in writing that the provisions of this section 1 shall continue to apply to the Shares in the hands of such Proposed Transferee. The Company, in consultation with its legal counsel, may require the Holder to provide an opinion of counsel evidencing compliance with applicable laws. If the Shares described in the Notice are not transferred to the Proposed Transferee within such period, or if the Holder proposes to change the price or other terms to make them more favorable to the Proposed Transferee, a new Notice shall be given to the Company, and the Company and/or its assignees shall again have the right to approve such transfer and be offered the Right of First Refusal.

        e.      <u>Company's Right to Purchase upon Involuntary Transfer.</u> In the event, at any time after the date of this Agreement, of any transfer by operation of law or other involuntary transfer of all or a portion of the Shares by the record holder thereof, the Company shall have the right to purchase any or all of the Shares transferred at the fair market value of the Shares on the date of transfer (as determined by the Company in its sole discretion). Upon such a transfer, the Holder shall promptly notify the Secretary of the Company of such transfer. The right to purchase such Shares shall be provided to the Company for a period of 30 days following receipt by the Company of written notice from the Holder.

        f.      <u>Assignment.</u> The right of the Company to purchase any part of the Shares may be assigned in whole or in part to any holder or holders of capital stock of the Company or other persons or organizations.

## ARTICLE VI
### Other Lawful Provisions

        2.      <u>Authority of directors to create new classes and series of shares.</u> Subject to any restrictions on the issuance of stock contained in any shareholders agreement, the board of directors, acting without the shareholders, may (a) reclassify any unissued shares of any authorized class or series into one (1) or more existing or new classes or series, and (b) create one (1) or more new classes or series of shares, specifying the number of shares to be included therein, the distinguishing designation thereof and the preferences, limitations and relative rights applicable thereto, provided that the board of directors may not approve an aggregate number of authorized shares of all classes and series which exceeds the total number of authorized shares specified in the Articles of Organization approved by the shareholders.

        3.      <u>Personal liability of directors to corporation.</u> No director shall have personal liability to the corporation for monetary damages for breach of his or her fiduciary duty as a director, notwithstanding any provision of law imposing such liability, provided that this provision shall not eliminate or limit the liability of a director (a) for any breach of the director's duty of loyalty to the corporation or its shareholders, (b) for acts or omissions not in good faith, or which involve intentional misconduct or a knowing violation of law, (c) for improper distributions under Section 6.40 of Chapter 156D of the General Laws of Massachusetts, or (d) for any transaction from which the director derived an improper personal benefit.

        4.      <u>Meetings by remote communications; remote participation in meetings.</u> Any annual or special meeting of shareholders need not be held at any place but may instead be held solely by means of remote communication; and subject to such guidelines and procedures as the board of directors may adopt, shareholders and proxyholders not physically present at a meeting of shareholders may, by means of remote communications:

(1) participate in a meeting of shareholders; and

(2) be deemed present in person and vote at a meeting of shareholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that:

(i) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder;

2

(ii) the corporation shall implement reasonable measures to provide such shareholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and

(iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation.

5.      <u>Shareholder vote required to approve matters acted on by shareholders.</u>  Except as provided in any Shareholders Agreement, the affirmative vote of a majority of all the shares in a voting group eligible to vote on a matter shall be sufficient for the approval of the matter, notwithstanding any greater vote on the matter otherwise required by any provision of Chapter 156D of the General Laws of Massachusetts.

6.      <u>Shareholder action without a meeting by less than unanimous consent.</u>  Action required or permitted by Chapter 156D of the General Laws of Massachusetts to be taken at a shareholders' meeting may be taken without a meeting by shareholders having not less than the minimum number of votes necessary to take the action at a meeting at which all shareholders entitled to vote on the action are present and voting.

7.      <u>Authorization of directors to make, amend or repeal bylaws.</u>  The board of directors may make, amend or repeal the By-laws in whole or in part, except with respect to any provision thereof which, by virtue of an express provision in Chapter 156D of the General Laws of Massachusetts, the Articles of Organization or the By-laws, requires action by the shareholders.

3

# THE COMMONWEALTH OF MASSACHUSETTS

I hereby certify that, upon examination of this document, duly submitted to me, it appears

that the provisions of the General Laws relative to corporations have been complied with,

and I hereby approve said articles; and the filing fee having been paid, said articles are

deemed to have been filed with me on:

March 07, 2018 10:17 AM



WILLIAM FRANCIS GALVIN

*Secretary of the Commonwealth*

# D
# PC

# The Commonwealth of Massachusetts
## William Francis Galvin
### Secretary of the Commonwealth
One Ashburton Place, Boston, Massachusetts 02108-1512

## Articles of Amendment
### (General Laws Chapter 156D, Section 10.06; 950 CMR 113.34)

(1) Exact name of corporation: Qtoria, Inc.

(2) Registered office address: 171 MASSACHUSETTS AVE., ARLINGTON, MA 02474
*(number, street, city or town, state, zip code)*

(3) These articles of amendment affect article(s): III
*(specify the number(s) of article(s) being amended (I-VI))*

(4) Date adopted: November 15, 2018
*(month, day, year)*

(5) Approved by:

*(check appropriate box)*

☐  the incorporators.

☐  the board of directors without shareholder approval and shareholder approval was not required.

☑  the board of directors and the shareholders in the manner required by law and the articles of organization.

(6) State the article number and the text of the amendment.  Unless contained in the text of the amendment, state the provisions for implementing the exchange, reclassification or cancellation of issued shares.

Article III is hereby amended by increasing the number of authorized shares of common stock from 275,000 to 575,000 (as set forth in the table below).

P.C.

To change the number of shares and the par value, * if any, of any type, or to designate a class or series, of stock, or change a designation of class or series of stock, which the corporation is authorized to issue, complete the following:

Total authorized prior to amendment:

| WITHOUT PAR VALUE | | WITH PAR VALUE | | |
| --- | --- | --- | --- | --- |
| TYPE | NUMBER OF SHARES | TYPE | NUMBER OF SHARES | PAR VALUE |
| Common | 275,000 | | | |
| | | | | |
| | | | | |

Total authorized after amendment:

| WITHOUT PAR VALUE | | WITH PAR VALUE | | |
| --- | --- | --- | --- | --- |
| TYPE | NUMBER OF SHARES | TYPE | NUMBER OF SHARES | PAR VALUE |
| Common | 575,000 | | | |
| | | | | |
| | | | | |

(7) The amendment shall be effective at the time and on the date approved by the Division, unless a later effective date not more than 90 days from the date and time of filing is specified: _____

*G.L. Chapter 156D eliminates the concept of par value, however a corporation may specify par value in Article III. See G.L. Chapter 156D, Section 6.21, and the comments relative thereto.

Signed by: _____  _____,

*(signature of authorized individual)*

☐   Chairman of the board of directors,

☐   President,

☑   Other officer,

☐   Court-appointed fiduciary,

on this **26th** _____ day of **November** _____ , **2018** _____ .

# THE COMMONWEALTH OF MASSACHUSETTS

I hereby certify that, upon examination of this document, duly submitted to me, it appears

that the provisions of the General Laws relative to corporations have been complied with,

and I hereby approve said articles; and the filing fee having been paid, said articles are

deemed to have been filed with me on:

November 26, 2018 11:45 AM



WILLIAM FRANCIS GALVIN

*Secretary of the Commonwealth*

**D**
**PC**

# The Commonwealth of Massachusetts
**William Francis Galvin**
Secretary of the Commonwealth
One Ashburton Place, Boston, Massachusetts 02108-1512

## Articles of Amendment
(General Laws Chapter 156D, Section 10.06; 950 CMR 113.34)

(1) Exact name of corporation: Raveler, inc.

(2) Registered office address: 171 MASSACHUSETTS AVE., ARLINGTON, MA 02474
*(number, street, city or town, state, zip code)*

(3) These articles of amendment affect article(s): III
*(specify the number(s) of article(s) being amended (I-VI))*

(4) Date adopted: August 19, 2019
*(month, day, year)*

(5) Approved by:

*(check appropriate box)*

☐  the incorporators.

☐  the board of directors without shareholder approval and shareholder approval was not required.

☑  the board of directors and the shareholders in the manner required by law and the articles of organization.

(6) State the article number and the text of the amendment. Unless contained in the text of the amendment, state the provisions for implementing the exchange, reclassification or cancellation of issued shares.

Article III is hereby amended by increasing the number of authorized shares of common stock from 575,000 to 675,000 (as set forth in the table below).

PC.

To change the number of shares and the par value, * if any, of any type, or to designate a class or series, of stock, or change a designation of class or series of stock, which the corporation is authorized to issue, complete the following:

Total authorized prior to amendment:

| WITHOUT PAR VALUE | | WITH PAR VALUE | | |
| TYPE | NUMBER OF SHARES | TYPE | NUMBER OF SHARES | PAR VALUE |
|---|---|---|---|---|
| Common | 575,000 | | | |
| | | | | |
| | | | | |

Total authorized after amendment:

| WITHOUT PAR VALUE | | WITH PAR VALUE | | |
| TYPE | NUMBER OF SHARES | TYPE | NUMBER OF SHARES | PAR VALUE |
|---|---|---|---|---|
| Common | 675,000 | | | |
| | | | | |
| | | | | |

(7) The amendment shall be effective at the time and on the date approved by the Division, unless a later effective date not more than 90 days from the date and time of filing is specified: _____

*G.L. Chapter 156D eliminates the concept of par value, however a corporation may specify par value in Article III. See G.L. Chapter 156D, Section 6.21, and the comments relative thereto.

on this __21st_____ day of __August_____ , __2018_____



Signed by: _____ ,

(*signature of authorized individual*)

☐  Chairman of the board of directors,

☐  President,

☑  Other officer,

☐  Court-appointed fiduciary,

# THE COMMONWEALTH OF MASSACHUSETTS

I hereby certify that, upon examination of this document, duly submitted to me, it appears

that the provisions of the General Laws relative to corporations have been complied with,

and I hereby approve said articles; and the filing fee having been paid, said articles are

deemed to have been filed with me on:

August 21, 2019 07:42 PM



WILLIAM FRANCIS GALVIN

*Secretary of the Commonwealth*